                                                        EXHIBIT 18

KPMG Peat Marwick LLP
1600 PNC Center         Telephone 513 421 6430     Telefax 513 421 0724
201 East Fifth Street
Cincinnati, OH 45202

Dayton, OH              Telephone 513 224 0339

October 11, 1996

Host Communications, Inc.
Lexington, Kentucky 40508

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Host Communications, Inc. (the "Company") as of June 30, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the two-year period ended June 30, 1996, and have reported thereon under date of October 11, 1996. As stated in Note 2 to the Company's consolidated financial statements, the Company changed its method of accounting for license fee revenues and guaranteed rights fee expenses and states that the newly adopted accounting principle is preferable in the circumstances because it provides a uniform matching of license fee revenues and guaranteed rights fee expenses associated with its corporate sponsor programs. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,


(sig of KPMG Peat Marwick LLP)